Ameritas Life Insurance Corp.

RETURN OF PREMIUM DEATH BENEFIT RIDER

This rider is made a part of the policy and is based on the application and payment of the premium. This rider is subject to the terms and provisions of the policy and this rider. If there is a conflict between the terms of the policy and the terms of this rider, the rider language controls. This rider may not be cancelled and will terminate based on the ‘Termination’ provision below.

BENEFITS. This rider provides that we will pay a guaranteed minimum death benefit (GMDB) that is equal to the greater of the policy death benefit as described in the ‘Death Benefit’ provision of the policy and an amount described below.

The amount of the GMDB depends on the date that proof of death is received. If you die prior to this rider being terminated, the death benefit is payable under this rider. The GMDB amount cannot be withdrawn. If the policy to which this rider is attached is jointly owned, then the death benefit is payable upon the death of the first owner.

The amount of the death benefit will be included in the annual report.

CALCULATION OF THE GUARANTEED MINIMUM DEATH BENEFIT. The GMDB equals the greater of policy accumulation value and the adjusted guaranteed premium as described below.

ADJUSTED GUARANTEED PREMIUM. The adjusted guaranteed premium is the total premium paid into the policy less an adjustment for each withdrawal based on the proportion that the withdrawal amount has to the policy accumulation value prior to the withdrawal. The adjusted guaranteed premium after a withdrawal will be equal to (A) minus the result of multiplying (A) by the quotient of (B) divided by (C) as shown in the formula:

A - (A * (B / C))

where:

(A) = the adjusted guaranteed premium prior to the withdrawal;

(B) = withdrawal amount (including any applicable surrender charges);

(C) = policy’s accumulation value prior to the withdrawal.

RIDER CHARGE. Beginning with the policy date, each month until the rider terminates, we will deduct a rider charge pro-rata from your fixed account and subaccounts. The current and maximum charges are shown on the rider schedule. When your rider is issued, the current charge applies. After the first policy year, we reserve the right to change the current charge at any time; however, your charge will never exceed the maximum charge.  If the rider charge rate increases, we will notify you at least 30 days prior to the policy anniversary.

TERMINATION. This rider terminates on the earliest of the following:

(1) the death of an owner; or

(2) the policy maturity date; or

(3) the date that the policy’s accumulation value reduces to zero; or

(4)  the date the policy is terminated.

AMERITAS LIFE INSURANCE CORP.

[	SPECIMEN	SPECIMEN	]
President		Secretary

ICC15 ROP 8-15